EXHIBIT 99.7

Disclosure of Transactions in Own Shares

Paris, February 20, 2020 – In accordance with the authorization given by the ordinary shareholders’ general meeting on May 29, 2019 to trade on its shares and pursuant to applicable law on share repurchase, TOTAL S.A. (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from February 13, 2020 to February 19, 2020:

Transaction date	Total daily volume (number of shares)	Daily weighted average purchase price of the shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
13.02.2020	477,138	45.048	21,493,877	XPAR
13.02.2020	6,654	44.858	298,486	CHIX
13.02.2020	19,697	44.863	883,666	TRQX
13.02.2020	537	44.794	24,054	BATE
14.02.2020	308,404	45.395	13,999,978	XPAR
14.02.2020	—	—	—	CHIX
14.02.2020	—	—	—	TRQX
14.02.2020	—	—	—	BATE
17.02.2020	308,676	45.355	13,999,976	XPAR
17.02.2020	—	—	—	CHIX
17.02.2020	—	—	—	TRQX
17.02.2020	—	—	—	BATE
18.02.2020	434,585	44.768	19,455,643	XPAR
18.02.2020	—	—	—	CHIX
18.02.2020	—	—	—	TRQX
18.02.2020	—	—	—	BATE
19.02.2020	311,906	44.885	13,999,970	XPAR
19.02.2020	—	—	—	CHIX
19.02.2020	—	—	—	TRQX
19.02.2020	—	—	—	BATE

Total	1,867,597	45.061	84,155,649

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the Total website: https://www.total.com/en/investors/shares-and-dividends/Total-shares/Company-share-transactions

About Total

Total is a major energy player, which produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

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